

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2011

Michael R. Splinter
President and Chief Executive Officer
Applied Materials, Inc.
3050 Bowers Avenue
P.O. Box 58039
Santa Clara, CA 95052-8039

> **Re:** **Applied Materials, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed December 10, 2010**
> **File No. 000-06920**

Dear Mr. Splinter:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Item 7. Management's Discussion and Analysis…, page 32

Subsequent Event, page 43

1.   We note from your disclosure on page 43, concerning your November 29, 2010 Settlement Agreement with Samsung, that the financial impact of the rebates and incentives that you will provide to Samsung pursuant to that agreement will depend on the volume of Samsung's purchases in future periods. We also note that Samsung has historically been one of your significant customers, accounting for 10% or more or your total revenues in each of your last three fiscal years. In your future filings, as applicable,

please disclose as a known trend or uncertainty any material effect that the rebates and incentives provided to Samsung under the Settlement Agreement will have on your net sales or revenues or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K. Please also confirm to us that you will file the Settlement Agreement as a material contract with your next Form 10-Q filing.

Item 11. Executive Compensation

2.   We refer to your disclosure under the caption "Fiscal 2010 and Fiscal 2011 Incentive Bonuses" beginning on page 38 of the definitive proxy statement that you have incorporated by reference. Please tell us how the actual Fiscal 2010 bonuses were calculated. We note that maximum bonus payable to each named executive officer was the lowest of $5 million, 3x the projected full bonus, and 0.4% of adjusted operating profit. Include in your response what the "projected bonus" was for each named executive officer and the amount of adjusted operating profit. In your future filings, please ensure that your disclosure is sufficiently clear so that your investors can understand how the bonuses awarded to each of your named executive officers were determined. We also note your disclosure that "the secondary performance goals are intended to reduce the bonus amount from the maximum available." Given this disclosure, in your future filings, please enhance your disclosure so that it is clear how the named executive officers are incentivized to achieve the secondary performance goals.

3.   In your applicable future filings, please also briefly disclose how the compensation committee determined whether the named executive officers achieved their secondary performance goals and how the achievement of those goals factored into the bonus amount awarded to each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Tim Buchmiller, Senior Attorney, at (202) 551-3635 if you have questions on the comments.

Sincerely,

Amanda Ravitz
Assistant Director

cc: Joseph Sweeney, Esq. – General Counsel and Corporate Secretary